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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                  SCHEDULE TO
                                (Rule 14d-100)
                 Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934

                            THE EARTHGRAINS COMPANY
                      (Name of Subject Company (Issuer))

                             SLC ACQUISITION CORP.
                         a wholly owned subsidiary of

                             SARA LEE CORPORATION
                     (Names of Filing Persons (Offerors))

                               ----------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                               ----------------

                                  270319-10-6
                     (CUSIP Number of Class of Securities)

                           Roderick A. Palmore, Esq.
             Senior Vice President, General Counsel and Secretary
                             Sara Lee Corporation
                          Three First National Plaza
                         Chicago, Illinois 60602-4260
                                (312) 726-2600
                    (Name, address and telephone number of
                     person authorized to receive notices
                and communications on behalf of filing persons)

                                With a copy to:
                         Charles W. Mulaney, Jr., Esq.
                Skadden, Arps, Slate, Meagher & Flom (Illinois)
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                           Telephone: (312) 407-0700

                           CALCULATION OF FILING FEE

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
                                                                       Amount
                                                                         of
             Transaction                                               Filing
              Valuation*                                                Fee
             -----------                                              --------
            $1,836,427,954                                            $367,286
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
* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 42,648,084 outstanding shares of common stock (together with the associated rights to purchase preferred stock) of The Earthgrains Company at a purchase price of $40.25 per share. The transaction value also includes the offer price of $40.25 per share, less $15.92 which is the average exercise price of outstanding options, multiplied by 4,925,712, the estimated number of options outstanding under The Earthgrains Company's employee stock option plans. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.
[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
  Amount Previously Paid: ___________     Filing party: _____________________


  Form or Registration No.: _________     Date Filed: _______________________
[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[_]Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X] third-party tender offer subject to Rule 14d-1.

  [_] issuer tender offer subject to Rule 13e-4.

  [_] going-private transaction subject to Rule 13e-3.

  [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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Item 1. Summary Term Sheet

   The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

   (a) The name of the subject company is The Earthgrains Company, a Delaware corporation ("Earthgrains" or the "Company"), and the address is 8400 Maryland Avenue, St. Louis, Missouri 63105-3668. The telephone number of the Company is
(314) 259-7000.

   (b) This Statement relates to the offer by SLC Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Sara Lee Corporation, a Maryland corporation ("Sara Lee"), to purchase all outstanding shares of common stock of the Company, par value $0.01 per share (the "Shares"), at $40.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(l) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

   (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "Price Range of Shares; Dividends" in the Offer to Purchase and is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

   (a), (b), (c) The information set forth in "Certain Information Concerning Sara Lee and the Purchaser" and Schedule I in the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

   (a)(1) (i)-(viii), (xii) The information set forth under "Introduction," "Background of the Offer; Past Contacts or Negotiations with the Company," "Purpose of the Offer; Plans for the Company," "The Merger Agreement," "Certain Information Concerning the Company," "Certain Effects of the Offer" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

  (a)(1) (ix) Not applicable

  (a)(1) (x) Not applicable

  (a)(1) (xi) Not applicable

   (a)(2) (i)-(iv), (vii) The information set forth under "Introduction," "Background of the Offer; Past Contacts or Negotiations with the Company," "Purpose of the Offer; Plans for the Company," "The Merger Agreement," "Certain Information Concerning the Company," "Certain Effects of the Offer" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

  (a)(2) (v) Not applicable

  (a)(2) (vi) Not applicable

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

   The information set forth in "Background of the Offer; Past Contacts or Negotiations with the Company," "The Merger Agreement," "Certain Information Concerning Sara Lee and the Purchaser" and "Purpose of the Offer; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

Item 6. Purpose of the Tender Offer and Plans or Proposals.

   (a), (c)(1), (c)(3-7) The information set forth in "Introduction," "The Merger Agreement," "Purpose of the Offer; Plans for the Company," and "Price Range of Shares; Dividends" in the offer to Purchase is incorporated herein by reference.

   (c)(2) None

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

Item 7. Source and Amount of Funds or Other Consideration.

   (a), (d) The information set forth in "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

   (b) Not applicable

Item 8. Interest in Securities of the Subject Company.

   The information set forth in "Introduction," "Certain Information Concerning the Company," "Certain Information Concerning Sara Lee and the Purchaser" and Schedule I in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

   The information set forth in "Introduction" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

   Not applicable

Item 11. Additional Information.

   The information set forth in "The Merger Agreement" and "Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

 (a)(1) Offer to Purchase dated July 3, 2001.

 (a)(2) Letter of Transmittal.

 (a)(3) Notice of Guaranteed Delivery.

 (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
        Nominees.

 (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.

 (a)(6) Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.

 (a)(7) Press Release issued by Sara Lee on July 2, 2001, incorporated herein by reference to the pre-commencement Schedule TO filed by Sara Lee on July 2, 2001.

 (a)(8) Summary Advertisement as published in The Wall Street Journal on July
        3, 2001.

 (b)(1) Financing Commitment Letter dated June 29, 2001, to Sara Lee
        Corporation from J.P. Morgan Securities Inc. and The Chase Manhattan
        Bank.

 (d)(1) Agreement and Plan of Merger, dated as of June 29, 2001, by and among Sara Lee, SLC Acquisition Corp. and Earthgrains.

 (d)(2) Confidentiality Agreement dated May 29, 2001, between Sara Lee and
        Earthgrains.

 (g)    Not applicable.

 (h)    Not applicable.

                                       3
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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SLC Acquisition Corp.

                                             /s/ Helen Kaminski
                                          By: _________________________________
                                          Name: Helen Kaminski
                                          Title: Vice President and Secretary

                                          Sara Lee Corporation

                                            /s/ Richard Oberdorf
                                          By: _________________________________
                                          Name: Richard Oberdorf
                                          Title: Vice President-Corporate
                                           Development

Dated: July 3, 2001

                                       4
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                                 EXHIBIT INDEX

 Exhibit No. Exhibit Name
 ----------- ------------
 (a)(1)      Offer to Purchase dated July 3, 2001.

 (a)(2)      Letter of Transmittal.

 (a)(3)      Notice of Guaranteed Delivery.

 (a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
             Other Nominees.

 (a)(5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees.

 (a)(6)      Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.

 (a)(7) Press Release issued by Sara Lee on July 2, 2001, incorporated herein by reference to the Schedule TO filed by Sara Lee on July
             2, 2001.

 (a)(8)      Summary Advertisement as published in The Wall Street Journal on
             July 3, 2001.

 (b)(1)      Financing Commitment Letter dated June 29, 2001, to Sara Lee
             Corporation from J.P. Morgan Securities Inc. and The Chase
             Manhattan Bank.

 (d)(1) Agreement and Plan of Merger, dated as of June 29, 2001, by and among Sara Lee, SLC Acquisition Corp. and Earthgrains.

 (d)(2)      Confidentiality Agreement dated May 29, 2001, between Sara Lee and
             Earthgrains.

 (g)         Not applicable.

 (h)         Not applicable.

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